December 10, 2024

I-Fa Chang
Chief Executive Officer
Aimfinity Investment Corp. I
221 W 9th St, PMB 235
Wilmington, DE 19801

       Re: Aimfinity Investment Corp. I
           Preliminary Proxy Statement on Schedule 14A
           Filed November 26, 2024
           File No. 001-41361
Dear I-Fa Chang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Arila Zhou, Esq.